TrustFirst, Inc.

Report on Audit of
Financial Statements

December 31, 2020

THOMAS FAUST, CPA
Certified Public Accountant

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Brookview Centre Way, Suite 502
(No. and Street)

Knoxville (City) Tennessee (State) 37919 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Taylor 865 583-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Don Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JEANNE E SCOLES STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Jeanne E. Scoles

Notary Public

My Commission Expires April 1, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

    Statement of Financial Condition

    Statement of Income

    Statement of Changes in Stockholder's Equity

    Statement of Cash Flows

Notes to the Financial Statements

Schedule I: Computation of Net Capital Requirements under SEC Rule 15c3-1

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3

Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c-3

Report of Independent Registered Public Accounting Firm

Broker-Dealer's Exemption Report

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TrustFirst, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TrustFirst, Inc., as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of TrustFirst, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TrustFirst, Inc.'s management. My responsibility is to express an opinion on TrustFirst, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TrustFirst, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of TrustFirst, Inc.'s financial statements. The supplemental information is the responsibility of TrustFirst, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.





Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 26, 2021

TRUSTFIRST, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

ASSETS

Cash and cash equivalents	$	112,081
Commissions receivable		6,235
Marketable securities		45,916
Other assets		10,187
TOTAL ASSETS	$	174,419

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	1,029
Payable to clearing agent		170
PPP loan payable		53,776
Accrued expenses		42,094
TOTAL LIABILITIES		97,069

STOCKHOLDER'S EQUITY

Common Stock (No Par Value, authorized 200,000 shares, 100,000 issued, 50,000 outstanding)	354,300
Additional Paid In Capital	161,500
Retained Deficit	(92,089)
Treasury Stock, 50,000 Shares at Cost	(346,361)
TOTAL STOCKHOLDER'S EQUITY	77,350
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 174,419

TRUSTFIRST, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Commissions	$	142,222
12b-1 trail fees		56,076
Other income		13,211
TOTAL REVENUE		211,509
EXPENSES		
Commissions		152,160
Occupancy and equipment costs		1,206
Clearing Expense		34,646
Brokerage service expense		6,354
Professional fees		39,353
Office supplies and postage		1,031
Other expenses		6,864
TOTAL EXPENSES		241,614
Net Income Before Income Tax		(30,105)
Income Tax Benefit (Expense)		-
NET INCOME	$	(30,105)
Earnings (Loss) per share of common stock	$	(30.11)

TRUSTFIRST, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Capital Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
BEGINNING BALANCE	$ 354,300	$ 161,500	$ (346,361)	$ (61,984)	$ 107,455
Additional Paid In Capital	-	-	-	-	-
Purchase of Shares	-	-	-	-	-
Net Income	-	-	-	(30,105)	(30,105)
ENDING BALANCE	$ 354,300	$ 161,500	$ (346,361)	$ (92,089)	$ 77,350

TRUSTFIRST, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$	(30,105)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Unrealized loss on marketable securities		5,263
(Increase) decrease in operating assets:		
(Increase) decrease in commissions receivable		8,600
(Increase) decrease in other assets		(897)
Increase (decrease) in operating liabilities:		
Increase (decrease) in accounts payable		(1,466)
Increase (decrease) in payable to clearing agent		(493)
Increase (decrease) in accrued expenses		10,771
Net cash used in operating activities		(8,327)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of marketable securities		(51,179)
Net cash used in investing activities		(51,179)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from PPP loan		53,776
Net cash used in investing activities		53,776

NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(5,730)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		117,811
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	112,081

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES

Cash Paid During the Year for:		
Interest	$	-
Income Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements, notes and supplemental schedules are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are:

a. <u>Nature of Operations</u>— TrustFirst, Inc. (the Company), formed in 1995 and located in Knoxville, Tennessee, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) offering securities in stocks, bonds, and options to the general public.

   The Company does not hold security accounts or custodial securities for customers. All security transactions are cleared through Pershing, a subsidiary of The Bank of New York Mellon Corporation who is a member of the New York Stock Exchange (NYSE). The Company's revenue from the services it provides may be affected by securities market conditions.

b. <u>Cash & Cash Equivalents</u>— For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of demand deposit accounts with banks and clearing accounts with Pershing. The Company maintains $58,700 on deposit with Pershing which is segregated to meet clearing requirements.

c. <u>Use of Estimates</u>— The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Estimates affect the reported amounts of revenues and expenses during the period. Accordingly, actual results could vary from those estimates.

d. <u>Accounts Receivable</u>— Customers' security transactions and resulting commissions are recorded on a trade date basis. Commissions receivable consists of commissions from unsettled trades at year end. Commissions receivable are stated at the amount of subsequent collections on the settlement date. As a result, management believes commissions are fully collectible; and therefore, no allowance for bad debts is required.

e. <u>Revenue Recognition</u>— The Firm earns investment brokerage fees from its contracts with customers to transact on their accounts through their clearing broker. Fees that are transaction based are recognized at the point in time that the transaction is executed. The Company also derives revenue from commissions and 12b-1 fees directly from investment and insurance companies. These fees are earned on the sales of mutual funds and annuity products as well as 12b-1 and trail fees on these products.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

f. <u>Income Taxes</u>— Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the net operating loss carry-forwards and the differences between the tax and financial reporting basis for certain assets. The resulting deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is also recorded for deferred tax assets when it is more likely than not that some or all the deferred tax asset may not be realized.

The Company also assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2020, the Company has a net operating loss carryover of $30,104.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company periodically has cash deposited in financial institutions in excess of Federal Deposit Corporation (FDIC) limits. The Company also maintains several accounts insured by SIPC up to $250,000. There were no uninsured bank balances as of December 31, 2020.

NOTE 3: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2020. At December 31, 2020 net capital as defined by the rules, equaled $106,069. The ratio of aggregate indebtedness was 40.91%. At December 31, 2020, the Company had excess net capital of $101,069.

In addition, the State of Tennessee Department of Commerce and Insurance requires registered investment advisors to maintain $15,000 of net capital.

NOTE 4: MARKETABLE SECURITIES

The Company has investment equity securities which are stated at fair value. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

These equity securities are all classified as Level 1 assets in the fair value hierarchy established in FASB 157. Increases or decreases in market value are reflected in the income statement. There were no transfers between level 1 assets and levels 2 or 3 assets during the year.

NOTE 5: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2020. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by Rule 17a-5 of the Securities and Exchange Commission.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company processes certain trades for Trendz Advisors, a company in which the Company's shareholder owns a majority interest. During the year ended December 31, 2020, the Company received net commission income of approximately $821 from these transactions.

NOTE 7: COMMITMENTS AND CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

NOTE 8: PPP LOAN PAYABLE

The Company received a Paycheck Protection Program loan for $53,776 at an interest rate of 1%. The entire loan , or a portion may be forgiven, if the Firm meets certain requirements.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of this report, the date on which the financial statements are available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

TRUSTFIRST, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Total ownership equity from Statement of Financial Condition	$	77,350
add other allowable credits		53,776
less nonallowable assets from Statement of Financial Condition		(12,593)
Net capital before haircuts on securities positions		118,533
Haircuts on Securities		(12,464)
Net Capital	$	106,069
Total aggregate indebtedness	$	43,393
Net capital required based on aggregate indebtedness (6-2/3%)		2,893
Ratio of Aggregate Indebtedness to Net Capital		40.91%

Computation of Basic Net Capital Requirement

Net Capital		106,069
less Net Capital Requirement		5,000
Excess Net Capital	$	101,069

Computation of Aggregate Indebtedness

Required Net Capital (Greater of (A) of (B))

(A) 120% of Minimum Net Capital		6,000
(B) 10% of Total Aggregate Indebtedness		4,339
Net Capital in Excess of Required Amount	$	100,069

RECONCILIATION BETWEEN AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED NET CAPITAL COMPUTATION AS REPORTED ON DECEMBER 31, 2020 PART IIA FILING

As of December 31, 2020, there were no material differences between audited net capital, above, and net capital as reported in the Firm's most recently filed Part IIA (unaudited) FOCUS report.

TRUSTFIRST, INC.
SCHEDULE ll: COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
TrustFirst, Inc. is exempt from the reserve requirements of Rule 15c3-3 under
 the provisions of Rule 15c3-3(k)(2)(ii) and Non-Covered Firm Provision.

TRUSTFIRST, INC.
SCHEDULE lll: INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
  RULE 15c3-3

TrustFirst, Inc. is exempt from the reserve requirements of Rule 15c3-3 under
 the provisions of Rule 15c3-3(k)(2)(ii) and Non-Covered Firm Provision.

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
TrustFirst, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) TrustFirst, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3:(2)(ii) and Non-Covered Firm Provision, and (2) TrustFirst, Inc. stated that TrustFirst, Inc. has met the identified above exemption provisions in 17 C.F.R. §2 4 0.15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception. TrustFirst, Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph and (k)(2)(ii) and as a Non-Covered Firm of Rule 15c3-3 under the Securities Exchange Act of 1934.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
March 26, 2021

TRUSTFIRST, INC.
265 BROOKVIEW CENTRE WAY, SUITE 502
KNOXVILLE, TN 37919

TrustFirst, Inc., is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission {17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-S (d){ 4). To the best of its knowledge and belief, TrustFirst, Inc. states the following:

1. TrustFirst, Inc. claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the provision of 17 C.F.R. § 240. 15c3-3 (k){2)(ii) for our revenue from our clearing-broker for the year ended December 31, 2020 .

    TrustFirst, Inc. also has no possession or control obligations under SEA Rule 15c3 - 3(b) or reserve deposit obligations under SEA Rule 15c3 -3(e) for our direct revenue not covered under the above provision, as this revenue is limited to purchases and sales of mutual funds and annuity contracts; and during the most recent fiscal year TrustFirst, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) {2) of Rule 15c2-4; {2) did not carry accounts of or for customers; and {3) did not carry PAB accounts (as defined in Rule 15c3 -3). (Non-Covered Firm Provision).

2. TrustFirst, Inc. has met the identified above exemption provisions in 17 C.F.R. § 240. 15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception.

Sincerely,



Donald Taylor, President
TrustFirst, Inc.
March 24, 2021

TRUSTFIRST, INC.
265 BROOKVIEW CENTRE WAY, SUITE 502
KNOXVILLE, TN 37919

TrustFirst, Inc., is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission {17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-S (d){ 4). To the best of its knowledge and belief, TrustFirst, Inc. states the following:

1. TrustFirst, Inc. claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the provision of 17 C.F.R. § 240. 15c3-3 (k){2)(ii) for our revenue from our clearing-broker for the year ended December 31, 2020.

   TrustFirst, Inc. also has no possession or control obligations under SEA Rule 15c3 - 3(b) or reserve deposit obligations under SEA Rule 15c3 -3(e) for our direct revenue not covered under the above provision, as this revenue is limited to purchases and sales of mutual funds and annuity contracts; and during the most recent fiscal year TrustFirst, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) {2) of Rule 15c2-4; {2) did not carry accounts of or for customers; and {3) did not carry PAB accounts (as defined in Rule 15c3-3). (Non-Covered Firm Provision).

2. TrustFirst, Inc. has met the identified above exemption provisions in 17 C.F.R. § 240. 15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception.

Sincerely,



Donald Taylor, President
TrustFirst, Inc.
March 24, 2021